



**12010165**

SEC
Mall Processing
Section

FEB 2 8 2012

Washington, DC
125

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ON

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 66154

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 AND ENDING December 31, 2011

               MM/DD/YY                           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFA SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 FIFTH AVENUE, 27TH FLOOR

(No. and Street)

NEW YORK                    NY                10017

(City)                     (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGG FISHER                              (212) 968-0707 x111

                                                 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. D'ANGELO, CPA, P.C.

(Name – if individual, state last, first, middle name)

2001 PALMER AVE. , SUITE 201      LARCHMONT        NY        10538

(Address)                     (City)             (State)         (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

American LegalNet, Inc
www.FormsWorkflow.com

# OATH OR AFFIRMATION

I, GREGG FISHER _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFA SECURITIES, LLC _____, as of DECEMBER 31 _____, 20 11 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____

_____

_____
Signature

GREGG FISHER

MANAGING MEMBER
Title

> JOAN ENGEL
> Notary Public - State of New York
> NO. 01EN6175071 *Westchester*
> Qualified in ~~Queens~~ County
> My Commission Expires _10/1/15_

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**GERSTEINFISHER**
RealLifeFinance™

Gerstein, Fisher & Associates, Inc.
565 Fifth Avenue, 27th Floor
New York, New York 10017-2478
phone: 212-968-0707
fax: 212-968-9133
www.GersteinFisher.com

February 27, 2012

Securities And Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
125

Re:     Audited Financials for GFA Securities, LLC.
        CRD # 128568

Dear Sir or Madam,

I hope this letter finds you well.  Pursuant to the Exchange Act Rule 17a-5, please
find enclosed the annual audited financials for GFA Securities, LLC.

Thank you for your time and attention to this matter.

Sincerely,

Robert Martz
Chief Compliance Officer

Enclosure

# GFA SECURITIES, LLC

*REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION*

*REPORT ON INTERNAL CONTROL*

*REPORT ON SIPC ASSESSMENT RECONCILIATION*

**DECEMBER 31, 2011**

# P. D'Angelo, CPA, P.C.
## Certified Public Accountant
2001 Palmer Avenue, Suite 201
Larchmont, NY 10538

(914) 833-4272  
phil@pdangelocpa.com

fax - (888) 795-4514  
www.pdangelocpa.com

**INDEPENDENT AUDITOR'S REPORT**

To the Managing Member  
GFA Securities, LLC  
565 Fifth Avenue, 27th Floor  
New York, New York

I have audited the accompanying statement of financial condition of GFA Securities, LLC as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GFA Securities, LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. D'ANGELO, CPA, P.C.  
CERTIFIED PUBLIC ACCOUNTANT

February 21, 2012  
Larchmont, NY

# GFA SECURITIES, LLC

*STATEMENT OF FINANCIAL CONDITION*
*DECEMBER 31, 2011*

## ASSETS

| | | |
|---|---|---:|
| *Current Assets* | | |
| Cash in Bank | $ | 41,088 |
| Commissions Receivable | | 10,533 |
| Prepaid Expenses | | 62,674 |
| **Total Current Assets** | | 114,295 |
| | | |
| *Fixed Assets* | | |
| Equipment | | 67,998 |
| Leasehold Improvements | | 158,662 |
| *Fixed Assets, at cost* | | 226,660 |
| Accumulated Depreciation | | (75,234) |
| *Book Value of Fixed Assets* | | 151,426 |
| | | |
| **TOTAL ASSETS** | $ | 265,721 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| *Current Liabilities* | | |
| Accounts Payable and Accrued Expenses | | 5,825 |
| *Total Current Liabilities* | | 5,825 |
| | | |
| **TOTAL LIABILITIES** | | 5,825 |
| | | |
| *Member's Equity* | | 259,896 |
| **TOTAL MEMBER'S EQUITY** | | 259,896 |
| | | |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 265,721 |

See independent auditor's report and notes to financial statements

# GFA SECURITIES, LLC

*STATEMENT OF OPERATIONS*
*YEAR ENDED DECEMBER 31, 2011*

**REVENUES**

| | | |
|---|---|---:|
| Commissions and various trailing revenues | $ | 587,862 |
| **TOTAL REVENUE** | | 587,862 |

**EXPENSES**

| | | |
|---|---|---:|
| Professional fees | $ | 45,955 |
| Regulatory fees | | 32,652 |
| Commissions | | 105,635 |
| Depreciation expense | | 9,000 |
| Operating expenses | | 257,984 |
| **TOTAL EXPENSES** | | 451,226 |
| **NET INCOME BEFORE NON-OPERATING EXPENSES** | $ | 136,636 |

**NON-OPERATING EXPENSES**

| | | |
|---|---|---:|
| Office moving expenses | | 120,000 |
| **NET INCOME AFTER NON-OPERATING EXPENSES** | $ | 16,636 |

See independent auditor's report and notes to financial statements

# GFA SECURITIES, LLC

*STATEMENT OF CASH FLOWS*
*YEAR ENDED DECEMBER 31, 2011*

| | |
|---|---:|
| **Cash flows from operating activities** | |
| Net Income | $ 16,636 |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Depreciation Expense | 9,000 |
| (Increase) decrease in assets: | |
| Commissions receivable | 3,454 |
| Prepaid Expenses | (32,810) |
| Increase (decrease) in liabilities: | |
| Accounts Payable and Accrued expenses | 825 |
| Total adjustments | (19,531) |
| **Net cash used in operating activities** | (2,895) |
| **Net Change in Cash** | (2,895) |
| **Cash - Beginning of year** | 43,983 |
| **Cash - End of year** | $ 41,088 |
| | |
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year for: | |
| Interest expense | $ - |
| Income taxes | $ - |

---

See independent auditor's report and notes to financial statements

# GFA SECURITIES, LLC

*STATEMENT OF CHANGES IN MEMBER'S EQUITY*
*YEAR ENDED DECEMBER 31, 2011*

| | |
|---|---:|
| **Balance - beginning of year** | $ 243,260 |
| Capital contributions | - |
| Capital distributions | - |
| Net Income | 16,636 |
| **Balance - end of year** | $ 259,896 |

# GFA SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2011

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

GFA Securities, LLC (the "Company") is a securities broker dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and the Securities and Exchange Commission (SEC). The Company's revenue is primarily derived from transactions through the purchases and sale of mutual fund shares, variable annuities, variable life products and state sponsored college 529 funds.

These financial statements are presented on the accrual basis of accounting.

### Revenue

### Accounts Receivable

The Company earns their revenue through initial and ongoing trailing commissions, which are based on the investment by their clients into certain investments, which the Company is registered to offer. Accordingly, these commissions are calculated quarterly and are generally paid within 30 days from the quarter they were earned. All receivables are earned and payable to the Company as per signed sales agreements. It is the expectation of management that all receivables will be collected and, accordingly, no allowance for doubtful accounts has been estimated.

### Significant Credit Risk and Estimates

As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Property and Equipment

Property and equipment are recorded at cost, less allowances for depreciation.

Depreciation is computed using the straight-line or modified accelerated cost recovery systems based on useful lives established by income tax law as follows:

Equipment – 5 to 7 years

Leasehold Improvements - 15 years

Maintenance, repairs and minor renewals, are expensed as incurred and additions, improvements, replacements, betterments and major renewals are capitalized. When property and equipment are abandoned, retired, or otherwise disposed of, the cost and related allowances are removed from the accounts and the profit or loss thereon is reflected in income.

# GFA SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2011

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

### Income Taxes

The Company, organized in the state of New York as a single member limited liability company, is considered a disregarded entity for federal and state income tax purposes and its activities are included in the tax return of its member. Accordingly, there is no provision for federal or state income taxes, since these taxes are the personal responsibility of the member.

## 2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

## 3. RELATED PARTY TRANSACTIONS

The Company receives specified administrative and support services from an affiliated company, which is under common control and ownership. Under a written agreement, between the Company and its affiliate, the affiliate has agreed to assume responsibility for certain expenses. These expenses include office rent, general administrative, management fees and human resource costs, herein referred as "Support Facilities" and indicated that the Company is not directly or indirectly liable to the affiliate for these expenses. The affiliate has demonstrated that it has adequate resources to pay these expenses. In addition, the affiliate has agreed to provide the Company with marketing support, as the affiliate deems appropriate. Both the affiliate and the Company understand and acknowledge that the Company shall have sole and ultimate responsibility for the content and usage of any marketing materials. For the year ended December 31, 2011 the Company made payments for the above allocated expenses totaling $456,000, which included a one-time charge for the move of the offices to their new location.

## 4. NON-COMPETITION COVENANT

The affiliate, through a written agreement, states that it will not provide to other persons or entities which are engaged in direct competition with the Company any "Support Facilities" which are the same or substantially similar to the "Support Facilities" provided through the written agreement as stated in note 3, where it would directly and substantially aid such competitors in competing with the Company and which may be damaging to the goodwill, reputation or other interests of the Company. In addition, the Company agrees that it shall not provide any of its services to any person or entity that would be considered competitive services to those provided by its affiliate or any of their affiliated companies.

## 5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011 the Company had net capital of $43,534, which was $38,534 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 13.38% as of December 31, 2011.

*SUPPLEMENTARY INFORMATION*
*PURSUANT TO RULE 17a-5 OF THE*
*SECURITIES EXCHANGE ACT OF 1934*

*AS OF DECEMBER 31, 2011*

# GFA SECURITIES, LLC

*Schedule 1*
*COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1*
*OF THE SECURITIES AND EXCHANGE COMMISSION*
*DECEMBER 31, 2011*

**Net Capital**

| | | |
|---|---|---:|
| Member's equity | $ | 259,896 |
| Deductions and/or charges to Net Capital | | |
| Non-allowable assets | | (216,362) |
| Net Capital before haircuts on securities positions | | 43,534 |
| Haircuts and undue concentration | | - |
| **Adjusted Net Capital** | $ | 43,534 |
| **Aggregate Indebtedness** | $ | 5,825 |
| **Minimum Net Capital required** | $ | 5,000 |
| **Excess of Net Capital over minimum requirements** | $ | 38,534 |
| **Percentage of aggregate indebtedness to Net Capital** | | 13.38% |

Reconciliation with Company's computation (included in Part II of
Form X-17A-5 as of December 31, 2011)

| | | |
|---|---|---:|
| Net Capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 43,534 |
| Audit adjustments - Rounding | | - |
| Net Capital per above | $ | 43,534 |

---

See independent auditor's report and notes to financial statements

# GFA SECURITIES, LLC

*Schedule 2*
*COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION*
*RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE*
*SECURITIES AND EXCHANGE COMMISSION*
*DECEMBER 31, 2011*

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, would be required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

See independent auditor's report and notes to financial statements

# P. D'Angelo, CPA, P.C.
## Certified Public Accountant
2001 Palmer Avenue, Suite 201
Larchmont, NY 10538

(914) 833-4272
phil@pdangelocpa.com

fax - (888) 795-4514
www.pdangelocpa.com

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To the Managing Member
GFA Securities, LLC
565 Fifth Avenue, 27th Floor
New York, New York

In planning and performing my audit of the financial statements of GFA Securities, LLC ("the Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States, I considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, I identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in my audit of the financial statements of GFA Securities, LLC for the year ended December 31, 2011, and this report does not affect my report thereon dated February 21, 2012.

> The size of the business, management structure, and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


P. D'ANGELO, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT


February 21, 2012
Larchmont, NY

# P. D'Angelo, CPA, P.C.
## Certified Public Accountant
### 2001 Palmer Avenue, Suite 201
### Larchmont, NY 10538

(914) 833-4272
phil@pdangelocpa.com

fax - (888) 795-4514
www.pdangelocpa.com

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Managing Members
GFA Securities, LLC
565 Fifth Avenue, 27th Floor
New York, New York 10017

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by GFA Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating GFA Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). GFA Securities, LLC management is responsible for the GFA Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with the respective recorded cash disbursement and canceled check noting no differences;
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences;
3. We compared any adjustments reported in Form SIPC-7T with the statements of adjustments and related source documents noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the statements of adjustments and related source documents supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

P. D'ANGELO, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

February 21, 2012
Larchmont, New York

## SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
### General Assessment Reconciliation

For the fiscal year ended _Dec. 31_, 20 _11_
(Read carefully the instructions in your Working Copy before completing this Form)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

**WORKING COPY**

*GFA Securities, LLC*

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
*Ken George (603) 380-5435*

2. A. General Assessment (item 2e from page 2)      $ _____ *24* _____

   B. Less payment made with SIPC-6 filed (exclude interest)      ( _____ )

        Date Paid
   C. Less prior overpayment applied      ( _____ *93* _____ )

   D. Assessment balance due or (overpayment)      _____ *⟨69⟩* _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward)      $ _____ *⟨69⟩* _____

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above)      $ _____

   H. Overpayment carried forward      $( _____ *69* _____ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

X _____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____, 20 _____.

_____
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates:
Postmarked    Received    Reviewed

Calculations _____     Documentation _____     Forward Copy _____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___/_/___, 20_/_/_
and ending ___/2/3/_, 20_/_/_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)    $ ___587,965___

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions    $ ___0___

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.    ___578,468___

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
       (See Instruction C):

       _____
       (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.    $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).    $_____

       Enter the greater of line (i) or (ii)

       Total deductions

2d. SIPC Net Operating Revenues    $ ___9,497___

2e. General Assessment @ .0025    $ ___24___

(to page 1, line 2.A.)

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